UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 23, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL EARNS RECOGNITION FOR EMPLOYEE DEVELOPMENT

Moscow, Russia — March 23, 2015 – Mechel OAO (MICEX:MTLR, NYSE: MTL), one of the
leading Russian mining and metals companies, reports having received a nominee’s diploma for employee development in the national “Russian Business Leaders:
Dynamics and Responsibility 2014” contest.
The annual contest is held by the Russian Union of Industrialists and
Entrepreneurs (RSPP) among the country’s major companies. The award ceremony was held within the framework of Russian Business Week. RSPP’s President Alexander
Shokhin presented the award to Mechel OAO’s Vice-President for Human Resources and Social Policy Elena Selivanova. Mechel was awarded with a nominee’s diploma for its consistent approach in developing its employee potential as well as several HR projects in the Group’s regions of operation.
The nominees for the Employee Development Award were picked from among companies with acknowledged human resources achievements. A group of independent HR experts evaluated the nominees. The companies were chosen on the basis of such criteria as efficient corporate initiatives in staff development, including professional education, providing opportunities and motivation for improving their skills, career growth, the possibility of learning on the company’s experience.
“We are glad that our work earned high recognition from the professional community. And this award is truly well-earned. Despite this difficult time for our company, Mechel’s 70,000 staff remain our chief and most valuable asset. Our task is to ensure that our employees are certain of their future, that their professional skills continue to improve. The ability to preserve our team, to realize our employees’ potential and use it properly is the key for our business’s success and guarantee of its further efficient development,” Mechel
OAO’s Vice-President for Human Resources and Social Policy Elena Selivanova
commented.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 23, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO